EXHIBIT 16.1

(KPMG Letterhead – POBox 4150  Honolulu HI,  96812-4150)

July 15, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cyanotech Corporation (the “Company”) and, under the date of June 26, 2008, we reported on the consolidated financial statements of Cyanotech Corporation as of and for the years ended March 31, 2008 and 2007.  On July 10, 2008, we were dismissed.  We have read Cyanotech Corporation’s statements included under Item 4.01(a) of its Form 8-K dated July 10, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Company’s Audit Committee.

Very truly yours,

/s/ KPMG LLP